This Form CB contains 10 pages, including all exhibits.

05059900

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549



# FORM CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231

(Name of Person(s) Furnishing Form)



Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

| | |
|---|---|
| Citizen Electronics Co., Ltd. | : June 10, 2005 |
| Miyota Co., Ltd. | : June 13, 2005 |
| Cimeo Precision Co., Ltd. | : June 9, 2005 |

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a)

| Attachment | Description |
| --- | --- |
| A | English Translation of the Individual Notice to the Shareholders of Cimeo Precision Co., Ltd., dated August 19, 2005. |

(b) Not applicable.

**Item 2. Informational Legends**

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**Exhibits.**

Not applicable.

## PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: Aug. 22, 2005

6

# Attachment A

## Note to U.S. Residents

This notice to the shareholders is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

19 August 2005

To Shareholders

Konosuke Imai, President & CEO
Cimeo Precision Co., Ltd.
4107-5, Oaza Miyota, Miyotamachi, Kitasakugun
Nagano

**Notice on Stock-for-Stock Exchange**

Dear Sir or Madam,

At the Annual Meeting of Shareholders held on Friday, 24 June 2005, the Company resolved to perform a stock-for-stock exchange whereby Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen Watch") will become the parent company and the Company will become its wholly-owned subsidiary effective as of the date of the stock-for-stock exchange, [Saturday, 1 October 2005].

Citizen Watch also resolved to become the parent company of the Company by the stock-for-stock exchange at its Annual Meeting of Shareholders held on Wednesday, 29 June 2005.

In connection with such stock-for-stock exchange, common stock of Citizen Watch will be allotted to all shareholders of the Company (including the beneficial shareholders of the Company) other than Citizen Watch listed or registered in the most recent register of shareholders of the Company (including the register of the beneficial shareholders of the Company) as of [Friday, 30 September 2005], being the date immediately preceding the date of the stock-for-stock exchange, at the ratio of 0.97 shares of common stock of Citizen Watch per one share of common stock of the Company.

As stock certificates of the Company will become invalid as of the date of the stock-for-stock exchange, [Saturday, 1 October 2005], we would like to ask you to submit all stock certificates that you hold, as follows.

Yours faithfully

Details:

**1. Submission Period of Stock Certificates:** From Monday, 29 August 2005 to Friday, 30 September 2005

**2. Business Place of Share Certificate Handling Agent:**

**[Stock Transfer Agency Department], The Mitsubishi Trust and Banking Corporation**
1-4-5, Marunouchi
Chiyoda-ku
Tokyo
Japan

**Mailing Address and Telephone Number:** **[Stock Transfer Agency Department], The Mitsubishi Trust and Banking Corporation**
1-7-7, Nishiikebukuro
Toshima-ku



9

| | |
|---|---|
| | Tokyo |
| | Japan |
| | 0120-707-696 (toll free number) |
| Handling Offices: | Each branch office of The Mitsubishi Trust and Banking Corporation in Japan |

We will send a document titled "Submission of Stock Certificates in connection with the Stock-for-Stock Exchange" to shareholders who are required to submit their stock certificates. Please complete necessary procedure.

We will not send "Submission of Stock Certificates in connection with the Stock-for-Stock Exchange" to shareholders who have deposited their stock certificates with Japan Securities Depositary Center, Inc. under the "Book-Entry Transfer System" as submission of stock certificates is not required for such shareholders.